

02037385

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 23, 2002

P₁∈.

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant's name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEKOM AUSTRIA AG

TABLE OF CONTENTS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Actual operational and financial results may differ materially from Telekom Austria's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products; competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants; the effects of our tariff reduction or other marketing initiatives; the regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements; our ability to achieve cost savings and realize productivity improvements; our ability to successfully integrate newly merged subsidiaries into the Telekom Austria group; the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings; our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs; the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries; the impact of our new business strategies and transformation program; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures; the outcome of litigation in which we are involved; the level of demand in the market for our shares which can affect our business strategies; changes in the law including with respect to regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve. The ability to achieve the projected results are also subject to the general risks associated with the Company's business, as described in its previously filed Registration Statement and Annual Report on Form 20-F.

ITEM 1

Telekom Austria Group



Shareholder Information

Telekom Austria Group: Supervisory Board approves the Reintegration and Merger of the Wireline Companies into Telekom Austria AG

Vienna, May 21, 2002: The Supervisory Board of Telekom Austria AG (VSE:TKA; NYSE:TKA) today approved the reintegration and merger of Datakom Austria GmbH, Datakom International Solutions GmbH, Jet2Web Internet Services GmbH and Jet2Web Network Services GmbH into Telekom Austria AG.

Within the framework of the new organization of the Telekom Austria Group these Wireline companies will be incorporated into Telekom Austria AG with effect from 31.12.2001 under universal legal succession and without liquidation.

This merger supports the implementation of the Wireline strategy of Telekom Austria through the following objectives:

- Enhancement of the service quality provided to our customers
- More efficient deployment of both internal and external resources
- Implementation of a comprehensive market, product and price strategy
- Further headcount reduction and flexible deployment of human resources

Through this merger Telekom Austria expects a headcount reduction of between 150 to 300 employees mostly in administrative functions by the end of 2003.

Within the framework of this merger Telekom Austria acquires the 2.5% stake in Jet2Web Internet Services GesmbH hitherto held by the ORF (the Austrian Broadcasting Company). In return the ORF acquires a minor stake of less than 0.2% in Telekom Austria AG. This transaction further strengthens the current existing broadband cooperation between Telekom Austria and the ORF.

Contact:

Hans Fruhmann

Investor Relations

Tel: +43 (0) 59059 1-20917

E-mail: Hans.Fruhmann@telekom.at

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has
duly caused this report to be signed on its behalf by the undersigned, thereunto duly
authorized.

TELEKOM AUSTRIA AG

By:

Name: Heinz Sundt
Title: Chief Executive Officer

By:

Name: Stefano Colombo
Title: Chief Financial Officer

Date: 21.5. 2002